Finishing Touches Home Goods Inc.
                        3420 E. Shea Boulevard, Suite 200
                                Phoenix, AZ 85028

June 8, 2011

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-3561

Attn:    Mr. Mark P. Shuman, Legal Branch Chief

Re:      Finishing Touches Home Goods Inc.
         Registration Statement on Form S-1
         File No. 333-172440

Dear Sirs:

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form S-1, such that it be deemed effective on June 10, 2011, at 4:00 pm (Eastern time), or as soon as practicable thereafter. We are aware of our obligations under the Act in this regard and acknowledge that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3. we may not assert staff comments and the declaration of effectiveness as a defence in any proceeding initiated by the commission or any person under the federal securities laws of the United States.


Best regards,

/s/ Nikolay Koval
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Nikolay Koval
President